FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

May 9 2007

                    Hanson PLC ('Hanson' or the 'Company')

                       Posting of letter to shareholders

Set out below is the text of a letter which Hanson has today posted to its shareholders.

"Dear Shareholder,

In order to comply with requirements imposed on your company under the City Code on Takeovers and Merger (the "City Code"), I am writing to inform you of the following announcement that was made by HeidelbergCement AG on May 3, 2007 concerning Hanson PLC ("The Company"):

"The Board of HeidelbergCement AG ('HeidelbergCement') notes the recent movements in Hanson's share price. HeidelbergCement is currently reviewing its options with respect to its interest in Hanson, including the possibility of seeking to acquire the Company. However, there can be no certainty that an acquisition will result or what the terms of such an acquisition may be. A further announcement will be made as appropriate in due course."

You are advised to take no action regarding your shareholding without consulting your independent financial or legal adviser.

Your Board is being advised by Rothschild in relation to this matter.

Yours sincerely,

Mike Welton
Chairman"

--------------------------------------------------------------------------------
N M Rothschild & Sons Limited, which is authorised and regulated by the
Financial Services Authority in the United Kingdom, is acting exclusively for
Hanson and no one else in connection with the Offer and will not be responsible to anyone other than Hanson for providing the protections offered to clients of
N M Rothschild & Sons Limited nor for providing advice in relation to the Offer or any other matters referred to in this announcement.
--------------------------------------------------------------------------------

                                                                                               May 9, 2007

Dear Shareholder,

In  order  to  comply  with  requirements  imposed  on  your company under the United  Kingdom's City Code on Takeovers and Mergers (the "City Code"),  I am writing to inform you of the following  announcement that was made by  HeidelbergCement  AG on May 3, 2007 concerning Hanson PLC ("the Company"):

"The Board of  HeidelbergCement  AG  ('HeidelbergCement')  notes the recent  movements  in Hanson's  share price.  HeidelbergCement  is  currently  reviewing  its options  with  respect to its  interest in Hanson, including the  possibility of seeking to acquire the Company.  However,  there can be no certainty that an acquisition  will result or what the terms of such an acquisition may be. A further  announcement  will be made as appropriate in due course."

You are  advised  to take no action  regarding  your  shareholding  without  consulting  your  independent financial or legal adviser.

Your Board is being advised by Rothschild in relation to this matter.

Mike Welton
Chairman

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code,  any person who, alone or acting  together with any other person(s)  pursuant to an agreement or understanding  (whether formal or informal) to acquire or control  relevant  securities  of  Hanson,  owns or  controls,  or  becomes  the owner or  controller, directly or  indirectly,  of one per cent. or more of any class of securities of Hanson is required to disclose,  by not later than 12.00 noon (London  time) on the London  business day  following the date of the  relevant  transaction,  dealings  in such  securities  of that  company  (or in any  option in respect of, or derivative  referenced to, any such securities)  during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the  provisions of Rule 8.1 of the City Code,  all dealings in relevant  securities of Hanson by
Hanson or by any of its `associates' (within the meaning of the City Code) must also be disclosed.

If you are in any  doubt  as to the  application  of  Rule 8 to you,  please  contact  an  independent financial adviser  authorised under the Financial  Services and Markets Act 2000, consult The Takeover
Panel's website at  www.thetakeoverpanel.org.uk  or contact the Panel on telephone  number +44 20 7638
0129; fax +44 20 7236 7013.

The directors of the Company  accept  responsibility  for the  information  contained in this document
except  that  the  only   responsibility   accepted  in  respect  of  the   information   relating  to
HeidelbergCement  A.G., which has been compiled from published sources,  is to ensure that it has been correctly and fairly  reproduced  and  presented.  Subject to aforesaid,  to the best of the knowledge and belief of the  directors  of the Company (who have taken all  reasonable  care to ensure that such is the case), the information  contained in this document for which they accept  responsibility  is in accordance with the facts and does not omit anything likely to affect the import of such information.

                                                                                Hanson PLC is a public limited company
                                                                                Registered in England No 4626078
                                                                                Registered Office: 1
                                                                                Grosvenor Place

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   May 09, 2007